

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

March 7, 2007

<u>**Via Facsimile (212)-474-3700 and U.S. Mail**</u>

David Mercado, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019

Re: **Quilmes Industrial (Quinsa) S.A.**
        Schedule TO-T and Schedule 13E-3
        Correspondence
        Filed by Beverage Associates Holding Ltd. and
        Companhia de Bebidas Das Americas ("AmBev")
        File Number 005-56691
        Filed on February 28, 2007

Dear Mr. Mercado:

        The staff of the Office of Mergers and Acquisitions has reviewed the filings listed above. We have the following comments.

General

1. It appears that Quilmes Industrial (Quinsa) S.A. was required to file a Schedule 14D-9 on February 7, 2007. Further, it is our position that when the target in a Rule 13e-3 transaction recommends the offer to its security holders, the target is engaged in the transaction for the purpose of Rule 13e-3.   Please file the Schedules 14D-9 and 13e-3 promptly and provide all required disclosure.

Offer to Purchase
Special Factors, page 14
Purpose of the offer, certain effects of the offer, page 20

2. We note your response to comment 11. Please include the substance of your response in the disclosure.

Position of the Company regarding the fairness of the offer, page 22

3. We note your response to comment 21. Please provide us with copies of the Morgan Stanley emails.

The Offer, page 43
Certain Information Concerning the Company, page 55

4. We note your response to comment 26. Instruction 1 to Item 13 of Schedule 13E-3 is intended to clarify that the disclosure document must contain at least summarized financial information. See Question I.H.7 of the July 2001 Supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations. Please revise and advise us as to how such additional information will be disseminated to security holders.

Closing Comment

As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

If you have any questions please contact me at (202) 551-3267 or by facsimile at (202) 772-9203.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers and
Acquisitions